[LOGO CAMPBELL RESOURCES]




                                QUARTERLY REPORT



                                        3



                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2002

MESSAGE TO SHAREHOLDERS

For the nine-month period ended September 30, 2002, Campbell Resources Inc. recorded a loss of $4.1 million or $0.11 per share on metal sales of $7.3 million, compared with a loss of $4.0 million or $0.19 per share in 2001. The loss for the three-month period ended September 30, 2002 was $2.9 million or $0.07 per share on metal sales of $3.6 million, compared with $1.0 million or $0.03 per share in 2001. The Company had no mining operations or metal sales for the comparable periods in 2001, as it was a year of restructuring.

Production levels in the first two months of the third quarter were affected by operating difficulties that included the loss of a scoop tram, the breakdown of equipment during the summer holidays and a delay in mine development. However, results for the last month of the quarter and October have confirmed that our operating plan for the Joe Mann Mine is realistic. Indeed, we expect to produce some 12,500 ounces of gold in the fourth quarter, bringing total 2002 production to approximately 35,000 ounces.

During the last year, Campbell Resources has undertaken to bring the Joe Mann Mine back into production, a challenging task in itself. In mid-August, the operating team was strengthened by the hiring of additional technical and management personnel. Eight months have now passed since we began commercial production at the Joe Mann Mine and twelve months since we began our development and exploration activities. In light of recent operating results, we remain confident that the Joe Mann Mine can become a profitable operation and that we can add to its mine life.

Development work on the Copper Rand Project was slowed during the third quarter by extensive modifications to the hoisting system and the introduction of new aluminum skips. Consequently, the start of commercial production at this project has been rescheduled to the beginning of 2004.

While our focus to date has been on the Joe Mann Mine and Copper Rand Project, we also continue to search for additional reserves and deposits. Underground drilling is ongoing at Joe Mann and an updated calculation of mineral reserves and resources will be available at the beginning of 2003. Surface drilling is being conducted at the nearby Chevrier and Discovery properties, the latter as a result of an agreement recently concluded with Strateco Resources Inc. Campbell is also involved in a pilot project at the Joe Mann Mine to test thermal fragmentation. If results are conclusive, this mining method may be used to extract ore from areas of the Joe Mann Mine that are not economic with current mining methods and would increase gold reserves.

Over the last nine months, we have gained much experience that has added depth and stability to our organization. Our goal in the coming months is to build on this experience to improve our operating performance for the benefit of all our stakeholders.



/s/ Andre Y. Fortier
---------------------------------------
Andre Y. Fortier,
President and Chief Executive Officer

November 22, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------



FORWARD-LOOKING STATEMENTS

This report contains certain Forward-Looking Statements within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those Risk Factors set forth in the Company's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

RESULTS

Campbell recorded a loss of $4.1 million or $0.11 per share for the nine months ended September 30, 2002, compared with a loss of $4.0 million or $0.19 per share in the same period of 2001. The loss for the three-month period ended September 30, 2002 was $2.9 million or $0.07 per share, compared with $1.0 million or $0.03 per share for the same period in 2001.

Revenues from metal sales in the third quarter amounted to $3.6 million excluding finished product inventories of $1.7 million at September 30, 2002. The average gold price per ounce received by the Company in the third quarter was US$313 compared with a market average of US$314. The total cash cost per ounce of gold for the third quarter was US$391.84.

The operating loss for the quarter ended September 30, 2002 was $3.0 million after depreciation and amortization of $1.2 million, compared with an operating loss of $0.9 million, net of amortization, in the same period of last year. General administration expenses amounted to $0.4 million for both the third quarters of 2002 and 2001.

Other income amounted to $0.3 million for the third quarter and $1.7 million for the nine-month period. The nine months ended September 30, 2002 included $0.7 million generated by the sale of gold recovered in the clean-up of the Campbell mill, net interest income of $0.8 million and a loss of $39,000 on the sale of its Mexican subsidiary to Queenstake Resources Ltd. The loss from the sale of the subsidiary was reduced by $0.2 million in the third quarter. The terms of sale included a US$150,000 note, payable based on the market performance of the price of gold that was paid in the quarter. (See note 20 of the 2001 Annual Report for details of this transaction).

OPERATIONS

Since the beginning of the year, 113,334 tons of ore from the Joe Mann Mine have been milled, producing 21,939 ounces of gold, 385,177 pounds of copper and 9,380 ounces of silver. Of this amount, 40,133 tons of ore were milled in the third quarter and 48,931 in the second quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

The following sets out the production details for this quarter and year-to-date:

------------------------- --------------- ------------------ ------------------- ------------------ -------------------
                               July            August            September          3rd Quarter        Year-to-Date
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
Tons produced                     12,930              9,577              17,626             40,133             113,334
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
Grades
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
   Au oz/t                         0.232              0.178               0.228              0.217               0.230
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
   Cu %                            0.20%              0.19%               0.20%              0.20%               0.19%
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
Recovery %
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
   Au                             86.51%             87.96%              90.18%             88.47%              84.04%
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
   Cu                             87.27%             91.34%              94.22%             91.29%              88.67%
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
Production
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
   Au (ounces)                     2,599              1,500               3,616              7,715              21,939
------------------------- --------------- ------------------ ------------------- ------------------ -------------------
   Cu (pounds)                    47,642             28,853              64,840            141,335             385,177
-----------------------------------------------------------------------------------------------------------------------


At the Joe Mann Mine, the decline in production during July and August was the result of a number of factors including equipment breakdowns during the summer holiday period and the resulting delay in completion of development work. The average cash operating cost for the third quarter was $122 per ton compared to $84 per ton in the previous quarter.

During the third quarter, management targeted improvement in the recovery rate. Modifications were made to the milling process to attain the objective of 94%. The recovery rate for gold was increased by 18% between April and September, reaching 90.2% in September.

CASH FLOW

There was negative operating cash flow, before the net change in non-cash operating working capital, of $1.6 million or $0.04 per share for the quarter. The non-cash working capital items amounted to $1.5 million or $0.03 per share. The total negative operating cash flow for the nine months ended September 30 was $1.5 million or $0.04 per share, before the net change in non-cash operating working capital of $5.8 million or $0.15 per share. The negative cash flow was primarily due to the delay between the sale of copper concentrate, which includes a high gold content, and the receipt of funds; the investment in the exploration program at the Joe Mann Mine during the first quarter; and the funding of exploration costs at the Joe Mann Mine before receipt of $1.3 million from the $2.0 million exploration grant from the Quebec Ministry of Natural Resources.

The Company has drawn $2.7 million of the credit facility made available by Investissement Quebec. This loan is to be reimbursed in six equal quarterly payments beginning November 30, 2002.

Since the beginning of the year, the Company has raised net proceeds of $5.4 million through a private placement and $0.6 million from the exercise of warrants and options.

The Company is continuing a $5.0 million exploration program at the Joe Mann Mine. To date, $3.8 million has been spent, including $1.7 million since January 1, 2002 and $1.1 million in the third quarter. The Quebec Ministry of Natural Resources has provided a grant of up to a maximum of $2.0 million to cover 50% of the exploration costs. At September 30, 2002, $0.7 million had been received from the Ministry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

Development work, undertaken in 2001 and 2002 to prepare for the resumption of commercial production at the Joe Mann Mine, totalled $4.9 million of which $3.5 million was spent in 2002. Revenues of $2.2 million generated during the development program were applied to development costs.

In the third quarter, $61,000 was spent for the replacement or purchase of new equipment for a total of $0.5 million since the beginning of the year.

Cash and cash equivalents were reduced by $0.7 million for the nine months and by $1.1 million for the three months ended September 30, 2002, compared with $3.1 million and $1.1 million for the comparable periods in 2001.

Working capital at September 30, 2002 was $9.4 million compared with $8.4 million at June 30, 2002 and $5.4 at December 31, 2001. Cash and cash equivalents were $2.1 million at September 30, 2002, compared with $3.2 million at June 30, 2002 and $2.8 million at December 31, 2001.

BALANCE SHEET

At September 30, 2002, the total assets of the Company amounted to $125.0 million, compared with $110.4 million at December 31, 2001. The book value per share at September 30, 2002 was $0.52 compared with $0.68 at December 31, 2001.

The Company also holds a 26% participation in the Copper Rand mine and mill through the privately owned Corporation Copper Rand Inc. Development work on this gold and copper deposit is progressing, with commercial production expected to start in the winter of 2004. The Company also owns less advanced properties in the Chibougamau region of Quebec.

OUTLOOK

Corrective measures have been undertaken and results for September show an improvement in production and the recovery rate. Results for October confirm this improvement in operations.

A new mining method consisting of thermal fragmentation of rock in order to extract ore is being tested (on the surface) at the Joe Mann Mine. If results are conclusive, this method may be used underground in 2003. This process would allow for the exploitation of gold veins not economic using current mining methods and would increase gold reserves.

A surface drilling program has begun on the Chevrier property, located between the Joe Mann and Copper Rand mines. This program has been undertaken to provide a better understanding of Chevier's mineralization system, to confirm grades and extensions of mineralization, and to prepare for a bulk sampling test.

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                                                     SEPTEMBER 30         December 31
                                                                                             2002                2001
                                                                                                $                   $
                                                                                     ------------         -----------
ASSETS

Current assets
   Cash and short-term deposits                                                             2,111               2,761
   Short-term investments at market value                                                     245                  22
   Bullion settlements and other receivables                                                7,341               2,435
   Notes receivable                                                                         1,480               1,037
   Inventories (note 2)                                                                     4,725               4,664
   Prepaids                                                                                   280                 517
                                                                                          -------             -------
                                                                                           16,182              11,436

Notes receivable (note 3)                                                                  21,773              12,266
Investment                                                                                  6,450               6,500
Restricted deposits and swap agreement                                                     48,833              48,629
Future income tax assets                                                                    2,674               3,375
Mining interests (note 4)                                                                  25,437              25,365
Accrued benefit assets                                                                      1,707               1,707
Other assets                                                                                2,016               1,078
                                                                                          -------             -------
                                                                                          125,072             110,356
                                                                                          =======             =======

LIABILITIES

Current liabilities
   Accounts payable                                                                         2,569               2,482
   Accrued liabilities                                                                      4,202               3,436
   Future income tax liabilities                                                                -                 141
                                                                                          -------             -------
                                                                                            6,771               6,059

Reclamation and site restoration accruals                                                   7,258               8,084
Long term debt (note 5)                                                                    59,052              55,974
Future income tax liabilities                                                               2,674               3,234
Deferred royalty                                                                           26,126              14,340
Other liabilities                                                                              65                 563
                                                                                          -------             -------
                                                                                          101,946              88,254
                                                                                          -------             -------

SHAREHOLDERS' EQUITY

   Capital stock (note 6)                                                                  31,073              24,620
   Foreign currency translation adjustment                                                     50               1,337
   Deficit                                                                                (7,997)             (3,855)
                                                                                          -------             -------
                                                                                           23,126              22,102
                                                                                          -------             -------
                                                                                          125,072             110,356
                                                                                          =======             =======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                                                        THREE MONTHS ENDED          Nine months ended
                                                                           SEPTEMBER 30                September 30
                                                                     2002               2001        2002          2001
                                                                        $                  $           $             $
                                                                   ------              -----      ------        ------
METAL SALES                                                         3,620                  -       7,336             -
                                                                   ------              -----      ------        ------
Expenses
   Mining                                                           4,970                  -       8,312             -
   General administration                                             418                408       1,487         1,609
   Depreciation and amortization                                    1,229                 15       2,690            27
   Restoration                                                          -                  -          67             -
   Care and maintenance                                                 -                452         124         2,259
                                                                   ------              -----      ------        ------
                                                                    6,617                875      12,680         3,895
                                                                   ------              -----      ------        ------
Loss from operations                                               (2,997)              (875)     (5,344)       (3,895)
                                                                   ------              -----      ------        ------

Other income (expense)
   Other income                                                       314                 41       1,760           208
   Metal sales adjustment previous year                                 -                  -           -           (76)
   Share in net loss of entity subject to significant                 (27)                 -         (50)            -
     influence
   Convertible debenture interest expense                            (171)              (161)       (462)         (307)
                                                                   ------              -----      ------        ------
                                                                      116               (120)      1,248          (175)
                                                                   ------              -----      ------        ------


Loss before taxes                                                  (2,881)              (995)     (4,096)       (4,070)
                                                                   ------              -----      ------        ------

Income and mining tax recovery (expense)                              (20)                 -         (46)          113
                                                                   ------              -----      ------        ------

NET LOSS                                                           (2,901)              (995)     (4,142)       (3,957)
                                                                  =======              =====     =======       =======


LOSS PER SHARE                                                      (0.07)             (0.03)      (0.11)        (0.19)
                                                                  =======              =====     =======       =======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                                    THREE MONTHS ENDED              Nine months ended
                                                                        SEPTEMBER 30                   September 30
                                                                     2002           2001            2002          2001
                                                                        $              $               $             $
                                                                  -------        -------         -------     ---------
BALANCE AT BEGINNING OF PERIOD                                     (5,096)        (2,462)         (3,855)     (113,145)
Transfer from stated capital account                                    -              -               -       113,645
Net loss                                                           (2,901)          (995)         (4,142)       (3,957)
                                                                   ------         ------          ------        ------

BALANCE AT END OF PERIOD                                           (7,997)        (3,457)         (7,997)       (3,457)
                                                                   ======         ======          ======        ======


CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                                      THREE MONTHS ENDED            Nine months ended
                                                                         SEPTEMBER 30                  September 30
                                                                     2002           2001            2002          2001
                                                                        $              $               $             $
                                                                  -------        -------         -------       -------
OPERATING ACTIVITIES


Net loss                                                           (2,901)          (995)         (4,142)       (3,957)
Items not involving cash
   Depreciation and amortization                                    1,229             15           2,690            27
   Loss on disposal of mining interests                                29             29              13            29
   Loss (gain) on sale of a subsidiary                               (235)             -              39             -
   Other                                                              278            232             (84)          319
Net change in non-cash operating working capital                   (1,524)          (485)         (5,849)          516
                                                                  -------        -------         -------       -------
                                                                   (3,124)        (1,204)         (7,333)       (3,066)
                                                                  -------        -------         -------       -------
FINANCING ACTIVITIES

Issues of capital stock                                                 -              -           5,943             -
Grant                                                                 655              -           2,000             -
Loan                                                                2,700              -           2,700             -
Other                                                                (145)            64             (82)           64
                                                                  -------        -------         -------       -------
                                                                    3,210             64          10,561            64
                                                                  -------        -------         -------       -------
INVESTING ACTIVITIES

Proceeds from sale of royalty                                           -              -           1,153             -
Decrease in notes receivable                                            -              -           1,037             -
Expenditures on mining interests                                   (1,180)            (7)         (5,059)           (7)
Proceeds from disposal of mining property                               -             34              47            34
Other                                                                   -             36          (1,056)         (163)
                                                                  -------        -------         -------       -------
                                                                   (1,180)            63          (3,878)         (136)
                                                                  -------        -------         -------       -------
Effect of exchange rate change on cash
   and cash equivalents                                                 -              3               -            56
                                                                  -------        -------         -------       -------
Increase (decrease) in cash and cash equivalents                   (1,094)        (1,074)           (650)       (3,082)
Cash and cash equivalents, beginning of period                      3,205          2,540           2,761         4,548
                                                                  -------        -------         -------       -------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            2,111          1,466           2,111         1,466
                                                                  =======        =======         =======       =======

Change in non-cash working capital
   Short-term investments                                               -              -              12             -
   Bullion settlements and other receivables                       (1,687)          (351)         (4,902)          770
   Inventories and prepaids                                            22            230          (1,745)          615
   Accounts payable and accrued liabilities                           141           (364)            786          (869)
                                                                  -------        -------         -------       -------
                                                                   (1,524)          (485)         (5,849)          516
                                                                  -------        -------         -------       -------
Supplementary information

   Income taxes paid                                                   19             (6)             71             6
   Interest paid                                                       25              -             171           147
   Deferred royalty                                                     -              -          11,965             -
   Shares issued without cash equivalents (note 6b)                   150         11,996             510        12,428

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(tabular amounts are expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------



1.      DESCRIPTION OF BUSINESS

        Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the laws of British Columbia and continued under the Canada Business Corporations Act. The Company directly or through its subsidiaries is engaged in the business of mining and the exploration and development of gold and natural resource of mining properties.

        The unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim period presented. For further information, refer to the financial statements and related footnotes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

        The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada and, except as described in note 8, conform in all material accounting principles generally accepted in the United States.

        The results of operations for the six months of the year are not necessarily indicative of the results to be expected for the full year.


2.      INVENTORIES

                                                                                             2002               2001
                                                                                     SEPTEMBER 30        December 31
                                                                                    -------------       ------------
                                                                                                $                  $
         Materials and supplies                                                             2,693              4,664
         Copper concentrate and gold bars                                                   1,674                  -
         Work-in-process                                                                      358                  -
                                                                                            -----              -----
                                                                                            4,725              4,664
                                                                                            =====              =====


3.       NOTES RECEIVABLE

                                                                                             2002               2001
                                                                                     SEPTEMBER 30        December 31
                                                                                     ------------        -----------
                                                                                                $                 $
         Notes receivable, bearing interest at a rate of 6.25% annually
         maturing December  31, 2011                                                       21,773             12,266
                                                                                           ======             ======

4.      MINING INTERESTS

                                                                         2002                                   2001
                                                                 SEPTEMBER 30                            December 31
                                                  --------   ----------------        --------            -----------
                                                                  ACCUMULATED
                                                                 DEPRECIATION        NET BOOK                Net Book
                                                      COST   AND AMORTIZATION           VALUE                   Value
                                                  --------   ----------------        --------             -----------
                                                         $                  $               $                      $
         Property, plant and
         equipment                                  30,082             15,342          14,740                 16,918
         Mining properties                         119,925            109,228          10,697                  8,447
                                                   -------            -------          ------                  -----
                                                   150,007            124,570          25,437                 25,365
                                                   =======            =======          ======                 ======

5.      LONG TERM DEBT

                                                                                             2002               2001
                                                                                     SEPTEMBER 30        December 31
                                                                                  ---------------  -----------------
                                                                                                $                  $
         Guaranteed Subordinate Debentures, bearing interest at varying
         rates, repayable at maturity in 2007 (a)                                          38,000             38,000

         Guaranteed Non-Cumulative Redeemable Retractable     Preferred Shares
         of the subsidiary, with a nominal value of  $12,000,000 (a)
                                                                                           10,833             10,629
                                                                                 ---------------- ------------------
                                                                                           48,833             48,629

         Convertible Subordinated Debentures bearing
             interest at 7.5% (b)                                                           4,049              4,063

         Convertible Debentures with interest accrued thereon of
             $320,000 ($132,000 for 2001) (c)                                               3,470              3,282

         Loan from Investissement Quebec, bearing interest at variable rates,
         refundable quarterly (d)                                                           2,700                  -
                                                                                 ---------------- ------------------
                                                                                           59,052             55,974
                                                                                 ---------------- ------------------


         a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally with the common shares for dividends when declared, and are retractable in 2007.

         a) In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into an Interest Rate and Currency Exchange Agreement ("Exchange Agreement") with a major international bank. The Exchange Agreement provides for interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $46,000,000 in deposits with the counterparty to the Exchange Agreement, which deposits have been assigned to secure all payments due under the Exchange Agreement.

              The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

          b) The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share.

              During 2002, debenture holders converted US$nil (2001 - US$25,000) of debenture principal into common shares of the Company, resulting in a balance outstanding at September 30, 2002 of US$2,551,000 (2001 - US$2,551,000).

          c) The debentures are unsecured, bear interest at 8% annually plus an additional interest charge calculated as follows: 1% for every 1 million of unpaid capital multiplied by the net smelter return
              (NSR), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable up to 20% of capital on July 1, 2004, up to 40% on July 1, 2005 and up to 40% on July 1, 2006 or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350.

         d) The Company entered into a credit facility with Investissement Quebec. This loan bears interest at the average of the prime rate of six Canadian Banks plus one and a half percent (1.5%), and is refundable through six quarterly installments starting November 30, 2002.

6.        CAPITAL STOCK

          a) Authorized shares Preference shares - unlimited, issuable in series, without par value Common shares - unlimited

          b)   Issued and outstanding shares (in thousands)

                                                                              2002                              2001
                                                                      SEPTEMBER 30                       December 31
                                                     -----------------------------      ----------------------------
                                                              SHARES        AMOUNT              Shares        Amount
                                                     --------------- -------------      -------------- -------------
                                                                                 $                                 $
               Common shares
                   Balance at beginning of year               32,562        24,620              15,784       125,355
              Issued in consideration for:
                        Repayment of liabilities                 500           360                   -             -
                        Mining property
                            acquisitions                         250           150                   -             -
                        Business acquisitions                      -             -              14,810        11,996
                                                              ------        ------              ------       -------
                                                                 750           510              14,810        11,996
                   Conversion of
                      convertible debentures                       -             -                   5            37
                    Exercise of warrants                       1,177           577                   -             -
                    Shares issued in
                    consideration for the
                    amendment of the
                       net Smelter Return
                                                                                 -                 800           432
                    Private placement                          9,897         5,366               1,163           445
                    Reduction in stated capital                    -             -                   -      (113,645)
                                                              ------        ------              ------       -------
                                                              44,386        31,073              32,562        24,620
                                                              ======        ======              ======        ======


          c)   Warrants and options

          o In consideration for the financial support received by a subsidiary from Societe de developpement de la Baie James in the past years, the Company is committed to issue 153,310 warrants. Each warrant entitles the holder to purchase one common share of the Company at $1.435 per share, until October 8, 2003.

          o In regard to the financing of the Copper Rand Mine development, Investissement Quebec holds a five-year option entitling it to subscribe to a maximum of 25,000 shares of Corporation Copper Rand Inc. ("CCR") at $100 per share. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company at $1.025 per share.

          o In regard to the financing of Meston Resources Inc. mine development, Investissement Quebec holds a five-year option entitling it to purchase up to a maximum of 597,000 shares of the Company at $0.67 per share.

     o Options to purchase 100,000 common shares of the Company up to December 31, 2003 at $0.52 per share were granted in consideration of services to be rendered to the Company (14,000 options were exercised during the period).


     o In May 2002, as part of private placements, the Company issued 4,948,719 warrants on the basis of one half warrant for each share issued. The Company granted a warrant to purchase 4,615,385 common shares at $0.80 per share until May 15, 2003 and 333,334 common shares at $0.80 per share until May 17, 2003.


7.   COMMITMENTS AND CONTINGENCIES

     a) The Company is committed to pay royalties on various properties at various rates and methods. Some royalties are also subject to repurchase rights at various prices.

     b) On June 30, 2001, the Company amended the Net Smelter Return Royalty Agreement on the production of the Joe Mann Mine in consideration of the issuance of 800,000 common shares of the Company for an amount of $432,000. The royalty will be reduced to a graduated net smelter return royalty increasing from 1.5% at a gold price of US$325 per ounce to 2.0% at a gold price of US$375 per ounce. After a cumulative royalty payment of Cdn$500,000, a royalty of 1% will be paid only if the gold price is at US$350 or greater.

     c) As the promoter and operator of the Copper Rand Mine, a subsidiary of the Company guaranteed the repayment of a $22 million loan facility provided by Investissement Quebec to CCR. At September 30, 2002, the outstanding loan amounted to $8 million (nil in 2001).

     d) The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make in the future, submissions and expenditures to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The material differences between Canadian GAAP and United States GAAP affecting the Company's consolidated financial statements are detailed as follows:


                                                                                            2002                2001
                                                                                    SEPTEMBER 30             June 30
                                                                        ------------------------ -------------------

                                                                                               $                   $
       Reconciliation of net loss
          Net loss  -  Canadian GAAP                                                     (4,142)             (3,957)
            Adjustments:
            Exploration expenses (b)                                                       (131)                 (5)
                                                                        ------------------------ -------------------
          Net loss - United States GAAP                                                  (4,273)             (3,962)
          Foreign currency translation                                                   (1,287)                   -
                                                                        ------------------------ -------------------
          Comprehensive loss - Unites States GAAP                                        (5,560)             (3,962)
                                                                        ------------------------ -------------------
          Basic and fully diluted loss - United States GAAP                               (0.13)              (0.19)
                                                                        ------------------------ -------------------

                                                                                            2002                2001
                                                                                    SEPTEMBER 30         December 31
                                                                         ------------------------ -------------------
                                                                                               $                   $
       Reconciliation of shareholders' equity
          Shareholders' equity - Canadian GAAP                                            23,126               22,102

            Adjustments:
               Write-down of mining interests (a)                                         (1,957)              (1,957)
               Exploration expenses (b)                                                     (661)                (530)
               Derivative instruments (c)                                                   (584)                (584)
               Capital stock (d)                                                          (1,481)              (1,481)
               Warrants of the entity subject to significant
                    influence (e)                                                            485                  485
                                                                         -----------------------  -------------------
            Shareholders' equity - United States GAAP                                     18,928               18,035
                                                                         -----------------------  -------------------

     a)   Write-down of mining interests

          Under Canadian GAAP, capital assets should be written down to the net recoverable amount if this is less than the carrying amount, whereas under United States GAAP, if the future discounted net cash flow is less than the carrying amount, the capital asset should be written down to its fair value.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     b)   Exploration expenses

          Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially mineable deposit and the completion of a feasibility study would be recorded as expenses as they are incurred.

     c)   Derivative instruments

          During 2001, the Company signed an amendment to the existing Collective Agreement whereby the employees agreed to salary reductions or increases based on the price of gold during the term of the agreement. Under Canadian GAAP, no value was assigned to this embedded derivative. Under United States GAAP (SFAS 133), the related derivative would be evaluated at its fair value as at December 31, 2001, and the resulting charge of $584,000 would be recorded in current earnings.

     d)   Capital stock

          Under Canadian GAAP, the value assigned to the common shares issued in consideration of business acquisitions is based upon the average trading price of the shares over a reasonable period before and after the closing date of the merger (June 30, 2001). Under United States GAAP, the value assigned to the common shares would be based upon the average trading price of the shares over a reasonable period before and after the date the terms of the business combinations are agreed to and announced (April 25, 2001).

     e)   Warrants of the entity subject to significant influence

          Under Canadian GAAP, no value would be recognized for the warrants issued by CCR, the entity subject to significant influence, for which the Company has granted an automatic conversion feature into common shares of the Company. Under United States GAAP, the fair value of the conversion would be recognized in shareholders' equity and recorded as an additional cost to the investment in CCR. As at December 31, 2001, the adjustment of $485,000 represents the fair value of the conversion feature.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

     f)   Future accounting changes

          In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company has not yet determined the effect of the adoption.

CORPORATE INFORMATION

EXECUTIVE OFFICE                                             STOCK EXCHANGE LISTING & QUOTATION

CAMPBELL RESOURCES INC.                                      The Toronto Stock Exchange: CCH
Suite 1405                                                   OTC Bulletin Board: CBLRF
1155 University Street
Montreal QC  H3B 3A7                                         INVESTOR CONTACT
CANADA
Tel.:      (514) 875-9033                                    Andre Fortier,
Fax:       (514) 875-9764                                    President and Chief Executive Officer
                                                             Tel.:  (514) 875-9037
Andre Y. Fortier,                                            Fax:   (514) 875-9764
President and Chief Executive Officer                        E-mail: afortier@campbellresources.com
                                                                     ------------------------------
Tel.:  (514) 875-9037
E-mail: afortier@campbellresources.com
                                                             TRANSFER AGENT
Lorna D. MacGillivray,
Vice President, Secretary and                                NATIONAL BANK TRUST
General Counsel                                              1100 University Street, 9th Floor
Tel.: (514) 875-9033                                         Montreal QC  H3B 2G7
E-mail: lmacgillivray@campbellresources.com                  CANADA
        -----------------------------------
                                                             Tel.: 1 (800) 341-1419 (toll free)
                                                                     (514) 874-7171 (Montreal area)
MINING OFFICE

CAMPBELL RESOURCES INC.
PO Box 8000
Chibougamau QC  G8P 2X8
Canada
Tel.:  (418) 748-7691
Fax :  (418) 748-7696















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